

August 22, 2011

Via E-mail
Jeffrey E. Witherell
Chief Executive Officer
Plymouth Opportunity REIT, Inc.
Two Liberty Square, 10th Floor
Boston, MA 02109

> **Re: Plymouth Opportunity REIT, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed August 8, 2011**
> **File No. 333-173048**

Dear Mr. Witherell:

We have reviewed Amendment No. 3 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 4 of our letter dated July 25, 2011 and your revised disclosure on page 3. In the sub-advisor section on page 79, please disclose the number of each type of property that Oxford has invested in and the overall total, the number of investments that were joint ventures, and the number of investments that Oxford retained investment control over.

Jeffrey E. Witherell
Chief Executive Officer
Plymouth Opportunity REIT, Inc.
August 22, 2011
Page 2

What are your investment objectives?, page 3

2.   We note your response to comment 5 of our letter dated July 25, 2011. In response to our comment, you state that the disclosure on page 171 and elsewhere relates to the possibility of issuing shares in connection with the exchange of operating partnership units issued in connection with investments. However, your disclosure on page 171 refers only to a follow-on offering and is not limited. Please revise your disclosure as appropriate to clarify this limitation.

What is the ownership structure …", page 12

3.   We note your response to comment 6 of our letter dated July 25, 2011.   Please identify the "sole member" of the Haley Group.

Management, page 69

Sub-Advisors, page 79

4.   We note your response to comment 11 of our letter dated July 25, 2011.   Please explain what role Dial Equities, Inc. will have in your business. For example, please clarify if you intend to have this entity manage your properties. If so, please disclose whether you intend to enter into a separate contract with this entity.

5.   We note your response to comment 12 of our letter dated July 25, 2011. We note your disclosure regarding each of the executive officers and significant employees of the Haley Real Estate Group. Please disclose the title these individuals hold if applicable, and please disclose when they began working for the Haley Real Estate Group ("HRG"). We also note that you indicate that Mr. Troia, Jr. has worked at HRG since June 2000. However, this entity was not formed until April 2010. Please revise to disclose when he began working at each of the listed entities and the title he held at each entity. Additionally, please clarify whether he still works for each of the listed entities. For each significant employee, please ensure that you provide the month and year each individual's employment started and ended with each entity referenced.

Management Compensation, page 85

6.   We note your response to comment 9 of our letter dated July 25, 2011. Please clarify, by footnote or otherwise, whether you may also reimburse your advisor for personnel costs that are not directly related to acquiring properties and if these amounts will be in addition to the reimbursements associated with acquisition related personnel costs.

Liquidity and Capital Resources, page 119

7.   Please update your disclosure to discuss the organizational and offering costs which have been paid/incurred on your behalf to date.

Consolidated Balance Sheet., page F-1

8.   Please revise to comply with the updating requirements of Rule 8-08 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Jeffrey E. Witherell
Chief Executive Officer
Plymouth Opportunity REIT, Inc.
August 22, 2011
Page 4

       You may contact William Demarest at (202)551-3432 or Jessica Barberich at (202)551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Kenneth L. Betts (*via e-mail*)